September 17, 2009

Securities and Exchange Commission
Mail Stop 4720
Attn:  William Friar
202-551-3418

Re:	Bridge Capital Holdings
File Number 1-34165

Dear Mr. Friar:

We have reviewed your letter dated July 30, 2009 regarding compliance with applicable disclosure requirements and enhancements to the overall disclosures included in Bridge Capital Holdings (“Company”) annual and quarterly filings with the Securities and Exchange Commission (“SEC”).  On August 13, 2009 we provided you with explanations and the proposed content to be included in the disclosures of future filings for the items identified during your review of our Form 10-K for December 31, 2008 and Form 10-Q for March 31, 2009; however, as part of that communication we requested an extension until September 17, 2009 for items 7 and 8.  Included below are explanations and proposed content to be included in the disclosures of future filings for items 7 and 8.

Form 10-Q filed for the Period Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk and Provision for Loan Losses, page 22

7.
We note the continued deterioration in the credit quality of your loan portfolio during fiscal 2008 and into the first quarter of 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. So that a reader will have a clearer understanding of the deterioration being experienced within your loan portfolio, the disclosures within your future filings should be expanded to specifically discuss the nature, geographical location and type of loans contributing to these increases, the problems associated with the specific individual loans, the charge-offs recorded, and the triggering events which lead to both the charge-offs and the significantly increased loan loss provisions. Your disclosures should also address the changes in the coverage ratio of the loan loss allowance to nonperforming loans. Additionally, you should discuss how these more recent and specific events and circumstances have been factored into and considered in the determination of the allowance for loan loss methodologies established by management. Provide us with your proposed future disclosures.

Beginning in the second quarter of 2008, deterioration in economic conditions within the Company's market area and, as applicable, the State of California and/or national macroeconomic conditions resulted in increased stress to the loan portfolio, specifically construction and land development loans outside of the Company’s primary market of Santa Clara County and contiguous portions of San Mateo and Alameda counties.

In particular, land development loans outside of the Company’s primary market came under the most severe stress.  At June 30, 2008, loans outside of the primary market comprised $37 million, or 61%, the total $60 million in land development loans.

For construction loans, at June 30, 2008, approximately $32 million, or 33%, of the total were projects outside of the primary market area.  In addition, $   million, or   %, of construction loans were loans to finance commercial projects and $  million, or   %, were loans to finance residential projects of five units or more.

In response to deteriorating in market conditions in 2008 the Company undertook steps to aggressively reduce the exposure to construction and land development loans with particular emphasis on loans outside of its primary market.  Management curtailed new loan origination, thoroughly reviewed collateral values of projects approaching maturity and conservatively evaluated the market prospects of collateral for indications of impairments.

At June 30, 2009, the Company’s land development portfolio was reduced to $14 million with just $9 million remaining exposure outside of the primary market area.  Further, over 50% of the remaining loans in this category are underwritten to amortizing term structures supported by cash flow of liquidity of the borrowers.

Construction loans at June 30, 2009 were reduced to $79 million with $29 million remaining on projects outside of the primary market area.  In addition, at that date $  million, or   %, were loans to finance commercial projects and $  million, or   % were loans to finance residential projects of five or more units.

The aggressive management of credits in this category has resulted in elevated levels of nonperforming assets as loans are placed on nonaccrual through the marketing phase of the underlying project.  In addition, loans placed on nonaccrual have been reduced to the level of indicated impairments.  This has resulted in an elevated level of charge-offs.  Management believes that this practice results in a recorded level of nonperforming assets that generally has been reduced to a net liquidation value and as these assets are liquidated does not expect to incur additional significant losses.  Non performing loans at June 30, 2009, on average, have been reduced by 30% of the remaining contractual balance taken as a charge-off against the allowance for loan losses.

In response to the elevated level of charge-offs, migration of construction and land portfolios and general deterioration in economic conditions the Company also increased provisions for potential loans losses and built the reserve to approximately 2.96% of total loans.  The coverage ratio, the ratio of ALLL to NPA’s was 66% at June 30, 2009.  Management believes that the coverage ratio reflects the conservative charge-off practice and that the allowance is adequate for losses not specifically identified in impairment analysis.

8.
We note in your tabular presentation on page 24, the breakdown of nonperforming loans at March 31, 2009. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, you should address the following in future filings:

•	discuss the processes taken by management in identifying potential problem loans;
•	discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;
•	discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);
•	discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and

•	discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

Provide us with your proposed future disclosures.

Management undertakes significant processes in order to identify potential problem loans in a timely manner.  In addition to regular interaction with the Company’s borrowers, the relationship managers review the credit ratings for each loan on a monthly basis and identify any potential downgrades.  For commercial, SBA, and factoring/asset-based loans, the Company receives quarterly financial statements and other pertinent reporting, such as borrowing bases for asset-based facilities, so as to identify any deteriorating financial trends.  Covenant compliance for these loans is also monitored on a quarterly basis.  For real estate construction and land loans, the development, construction and lease up or sell out status of each project is monitored on a monthly basis.  For loans secured by standing commercial or residential property, the Company receives updated rent rolls and operating statements on an annual basis.  In addition, home equity loans are reviewed annually for deterioration in either the underlying property value or the borrower’s payment history.  Management also engages a third party loan review firm that reviews the loan portfolio every four months to further identify potential problem loans.  The loan review includes assessment of underwriting, quality of legal documents, management of the loan relationship, and adherence to the credit policy along with acceptable risk mitigation and rationale for exceptions to the policy.

As part of the loan approval process, management identifies the nature and type of underlying collateral supporting individual loans.  Prior to or at the time of initial advances, any required lien positions are verified using UCC lien searches for personal property collateral, or title insurance for real property collateral.  The Company engages a third party loan review firm to conduct an annual review of its loan documentation and the related policies and procedures regarding the loan documentation process.

The Company primarily relies on fair market appraisals to determine the value of underlying collateral.  Appraisals are required for real property secured loans of $250,000 or more, including increases to existing loans of $250,000 or more.  In the event there is evidence of deterioration in values, an evaluation of the collateral value and/or a full new appraisal is required for an extension of the loan maturity.  Potential problem loans are reappraised at a minimum of every 6-12 months depending on current economic conditions. The appraisals are performed by Board approved appraisers that have appropriate licensing and experience.  When a prospective loan amount exceeds $1.5 million, the completed appraisal is further reviewed by a qualified third party review appraiser.  To determine the value of underlying collateral for formula lines of credit that are predicated on a borrowing base of eligible assets, the Company requires a pre loan funding field audit of the borrower’s financial records to verify the accounts receivable, their eligibility for inclusion in the borrowing base, performance of the collateral and any asset concentrations.

On a monthly basis, relationship managers assess the collateral position of individual loans and identify any potential collateral shortfalls which, if left uncorrected, could result in deterioration of the repayment prospects for the loan at some future date.  Any potential collateral shortfalls are incorporated into a written corrective action plan.  The status of the correction action plans are reviewed by executive management.  Review of ability to acquire additional collateral and the related timeframes are addressed on an individual loan basis.

At the time a loan is classified as substandard (which includes any loans on non-accrual), the Company performs an impairment analysis of the collateral based on appraisals, field audits, other market value indicators, and Management’s judgment.  Any shortfall between the collateral’s realization value and the loan balance is charged-off at that time.  Impairment analyses are updated on a monthly basis.  Additionally, as underlying collateral is reappraised the value of the collateral is reassessed and any additional charge-off is taken at that time.  A similar practice is followed for downward adjustments to the Company’s OREO carrying value.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in SEC filings.  Additionally, the Company acknowledges that staff comments from the SEC or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings.  The Company will not assert staff comments from the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any additional questions on the items identified during your review and the responses noted above to me at 408-556-8308 or in my absence Debra J. Bradford, Senior Vice President and Accounting/Financial Reporting Officer, at 408-556-8356.

Sincerely,

/s/ Thomas A. Sa
Thomas A. Sa
Executive Vice President and Chief Financial Officer
Bridge Capital Holdings